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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)(1)

                                   FOCAL, INC.
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    343909107
                                 --------------
                                 (CUSIP Number)

    MICHAEL S. WYZGA                                          PAUL M. KINSELLA
    GENZYME CORPORATION                                       PALMER & DODGE LLP
    ONE KENDALL SQUARE                                        ONE BEACON STREET
    CAMBRIDGE, MA 02139                                       BOSTON, MA 02108
    (617) 252-7500                                            (617) 573-0100
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                NOVEMBER 8, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

------------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-----------------------                                   ----------------------
CUSIP NO.    343909107                                     Page 2 of 7 pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     GENZYME CORPORATION

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     06-1047163
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     MASSACHUSETTS
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
                                   810,372

                              --------------------------------------------------
                              8    SHARED VOTING POWER
 NUMBER OF SHARES                  0
BENEFICIALLY OWNED            --------------------------------------------------
 BY EACH REPORTING            9    SOLE DISPOSITIVE POWER
    PERSON WITH                    810,372
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     810,372
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     5.68%
--------------------------------------------------------------------------------
14   TYPE OR REPORT PERSON*
     CO
--------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS


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                                                               Page 3 of 7 pages

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, $0.01 par value ("Common Stock") of Focal, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4 Maguire Road, Lexington, Massachusetts 02173.

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this statement is Genzyme Corporation ("Genzyme"), a Massachusetts corporation. Genzyme is a publicly-held, diversified human health care products company with its principal place of business and principal office located at One Kendall Square, Cambridge, Massachusetts 02139.

     Set forth in Exhibit 1 to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Genzyme: (1) name; (2) business address; (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (4) citizenship.

     During the last five years, neither Genzyme nor any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 8, 1999, Genzyme purchased 810,372 shares (the "Initial Shares") of Common Stock for an aggregate purchase price of $5,000,000. The funds used in making the purchase came from Genzyme's working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     Genzyme has acquired the Initial Shares for its own account and for investment purposes.

     Under the terms of the Stock Purchase Agreement dated as of October 21, 1999 between Genzyme and the Issuer (the "Stock Purchase Agreement"), a copy of which is filed herewith as Exhibit 2, Genzyme granted to the Issuer three separate options to require Genzyme to purchase, in each case, up to $5,000,000 of additional shares of Common Stock. These options are exercisable in the sole discretion of the Issuer. The purchase of shares pursuant to each option is subject to the fulfillment of the applicable closing conditions set forth in the Stock Purchase Agreement. All references to the Stock Purchase Agreement are qualified in their entirety by the full text of such Stock Purchase Agreement which is incorporated by reference herein.

     The first option may be exercised by written notice delivered to Genzyme during the period from April 1, 2000 to April 20, 2000. If the average of the closing prices of the Common Stock on the Nasdaq National Market over the 20-trading day period immediately preceding the


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                                                               Page 4 of 7 pages

date that the exercise notice for the first option is delivered is less than or equal to $6.40, then the per share exercise price will equal the product of (1)
1.25 and (2) the average closing price over such period. If the average closing price over such period is greater than $6.40 per share but less than or equal to $8.00 per share, then the per share exercise price for the first option will equal $8.00. If the average closing price over such period is greater than $8.00, then the per share exercise price for the first option will equal the average closing price.

     The Issuer may exercise the second option by written notice delivered to Genzyme during the period from October 1, 2000 through October 20, 2000. The Issuer may exercise the third option by written notice delivered to Genzyme during the period from April 1, 2001 to April 20, 2001. However, if the Issuer does not obtain an approval from the United States Food and Drug Administration ("FDA") for its FocalSeal(R)-L product by March 31, 2000 but receives FDA approval on or before March 31, 2001, then the period for the exercise of the second option and the third option will be delayed by the number of days after March 31, 2000 that the FDA approval is obtained. The per share exercise price for the second option and the third option will equal the average of the closing prices of the Common Stock during the 20-trading day period immediately preceding the delivery date of the applicable exercise notice. The 20-trading day periods for determining the exercise price for the first, second or third options may also be delayed under certain other circumstances set forth in the Stock Purchase Agreement. The options automatically terminate upon the occurrence of certain events described in the Stock Purchase Agreement involving a reclassification or recapitalization of the Common Stock, or a consolidation, merger or sale of the Issuer or the termination of the Distribution and Marketing Collaboration Agreement dated October 21, 1999 between the Issuer and Genzyme (the "Distribution Agreement") as a consequence of certain events specified in the Distribution Agreement.

     Under the terms of the Stock Purchase Agreement, the Issuer has granted to Genzyme the right, subject to certain conditions, to participate in future issuances of Common Stock or securities convertible into Common Stock (other than certain exempted issuances) in proportion to Genzyme's ownership of Common Stock at the time of the proposed issuance.

     Genzyme has agreed pursuant to of the Stock Purchase Agreement that it will not without the consent of the Issuer, either acting alone or as a member of a "group" (1) acquire beneficial ownership of Common Stock, securities convertible into Common Stock or other voting securities of the Issuer ("Voting Stock") (other than pursuant to the exercise by the Issuer of the options or the exercise by Genzyme of its participation rights), if the acquisition would result in Genzyme owning 20% or more of the combined voting power of the Voting Stock or (2) make a tender offer or exchange offer for Voting Stock or engage in any solicitation of proxies for the approval of any transaction, if, after the tender or exchange offer or other transaction, Genzyme would beneficially own 20% or more of the combined voting power of the Voting Stock or (3) take any action which could reasonably be expected to force the Issuer to make a public announcement regarding any of the matters described in clauses (1) or (2). These "standstill" restrictions will terminate on the earlier of (1) October 21, 2004 or (2) the date which is one year after the termination of the Distribution Agreement. In addition, these "standstill" restrictions may be suspended under certain circumstances described in the Stock Purchase Agreement.

     Pursuant to the Stock Purchase Agreement, if the Issuer receives an offer from a third party to engage in a transaction which could result in a change of control of the Issuer, the Issuer


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                                                               Page 5 of 7 pages

has agreed to notify Genzyme within one trading day and offer to Genzyme an opportunity to negotiate a change of control transaction with the Issuer on terms no less favorable to Genzyme than the terms offered by the third party.

     The Issuer has also undertaken pursuant to the Stock Purchase Agreement to amend its Rights Agreement dated as of December 17, 1997 between the Issuer and Norwest Bank Minnesota, N.A. so as to provide that the entering into of the Stock Purchase Agreement, the purchase of the Initial Shares, and subsequent purchases of Common Stock or Voting Stock by Genzyme pursuant to option exercises, participation rights, or otherwise as permitted subject to the "standstill" restrictions will not trigger the operation of the Rights Agreement or cause the rights granted thereunder to become exercisable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Genzyme beneficially owns 810,372 shares of Common Stock, representing 5.68% of the outstanding shares of Common Stock of the Issuer based on 13,445,432 shares outstanding as of September 30, 1999. The Initial Shares were acquired in a private placement on November 8, 1999 for a purchase price of $6.17 per share.

     (b)  Genzyme has sole voting and investment power over the Initial Shares.

     (c) Other than pursuant to the transactions described in Item 3 and Item 4, neither Genzyme nor any director or executive officer of Genzyme has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3 and 4 are incorporated herein by reference. In addition, concurrently with entering into the Stock Purchase Agreement, Genzyme and the Issuer entered into a Registration Rights Agreement, dated as of October 21, 1999 (the "Registration Rights Agreement"). The Registration Rights Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1:     Directors and Executive Officers of Genzyme.

     Exhibit 2:     Stock Purchase Agreement dated as of October 21, 1999.

     Exhibit 3:     Registration Rights Agreement dated as of October 21, 1999.


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                                                               Page 6 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 8, 1999                     GENZYME CORPORATION

                                             By: /s/ Michael S. Wyzga
                                                 -------------------------------
                                                 Senior Vice President, Finance;
                                                 Chief Financial Officer;
                                                 Corporate Controller; and
                                                 Chief Accounting Officer


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                                                               Page 7 of 7 pages

                                  EXHIBIT INDEX

Exhibit 1:     Directors and Executive Officers of Genzyme.

Exhibit 2:     Stock Purchase Agreement dated as of October 21, 1999.

Exhibit 3:     Registration Rights Agreement dated as of October 21, 1999.